Exhibit 99.1

MESSAGE TO SHAREHOLDERS

My remarks to you in this message will begin by looking back in time, so that we can all appreciate how Royal Group arrived at an unacceptable financial performance in recent quarters. Royal grew rapidly on the strengths of an entrepreneur’s vision, great products and great employees, during a time when markets were expanding at a rapid pace.

However, Royal is now faced with much different, more challenging and competitive times. Raw material costs have increased, there has been a decline in the US dollar exchange rate, regulatory issues have been a distraction, and certain of our markets have matured. Without a clear strategic direction and plans for the new business environment, Royal’s short-term financial performance has eroded.

During the first quarter of 2005, sales declined by 8%, gross profit margins compressed by 330 basis points and operating expenses rose, resulting in a net loss of $11.4 million, or $0.12 per share.

As I said in my message to shareholders for the previous quarter, we are just beginning to implement some tactics that will help us to improve performance in the tough business environment we face. To recap, these tactics include pursuit of more focused sales growth, cost reductions, review and action on underperforming assets, and improvement of overall organizational efficiency.

Dealing With Obstacles

Clearly, our objective of focused growth was deterred by external events in the first quarter. Overall, sales were sluggish, some of which can be attributed to unusually harsh winter weather in Ontario, Quebec, the US Midwest, Northeast and Mid-Atlantic. These are the geographic segments that we are primarily positioned in today. In addition, sales were compromised by the internal and external distractions caused by publicity surrounding the regulatory investigations.

In our Custom Profile business unit, sales were down by 7%. Assuming the same exchange rate as last year, sales were down by 3%. While the overall market for vinyl window profiles grew during the quarter, the sectors in which we are predominantly positioned were not growth sectors. The vinyl window profile market is experiencing the strongest growth in the new home sector of the southern US marketplace, and our primary strength is in the renovation and remodelling sector across more northern geographic markets.

In our Exterior Cladding business unit, sales were down by 14%. Assuming the same exchange rate as last year, sales were down by 11%. It is interesting to note that the market for PVC siding was down by 11% during the quarter, with harsh winter weather in the north putting strong pressure on northern markets. Our presence in the growing southern region, coupled with newer product offerings, should help Exterior Cladding sales to rebound as the year continues.

MESSAGE TO SHAREHOLDERS

Sales of outdoor storage buildings, fencing, decking and railing increased significantly during the quarter, as a result of new retail programs initiated late last year. We are planning a series of new Outdoor Product introductions, such as the Harmony Select line of professionally installed fence, deck and rail, which offers home owners the strength and look of wood, but with the ease of maintenance of PVC.

We are very pleased with the progress we are making in our Pipe and Fittings business unit. Higher sales reflect the progress we are making with penetration of the electrical and specialty pipe and fittings market segments. We are particularly pleased with the increase of fittings in the sales mix.

Escalating raw material costs remain a challenge for us. Raw material costs were approximately $27 million higher than last year in our first quarter. We were successful with some of our price increases, offsetting approximately $13 million of the raw material cost increases. Our inability to fully recover raw material cost increases through price increases reflects increased competition associated with maturation of certain markets, as well as our generally dominant and premium positioning. We must also acknowledge that US based competitors are showing interest in certain of our Canadian market segments, given the rise in the value of the Canadian dollar.

In summary, I believe that over time, through selected gradual price increases in a more stable foreign exchange and raw materials cost environment, through cost reduction programs, and through focused growth with new products, we should be able to reverse the margin erosion.

Fresh Approaches

As you may have noted in our Management Information Circular pertaining to Royal’s Annual and Special Meeting of Shareholders on May 25, 2005, we are proposing the addition of five new independent directors to the board. I think you all will agree that these individuals bring significant business, directorship and governance experience to our board.

At the time of this writing, we have selected a candidate for the position of President and CEO, and we expect to be in a position to name the individual shortly. I know I speak for the rest of our Board when I say that he is well qualified to take on the job of transforming Royal Group from an underperforming company to an outperforming company once again.

Our new CEO and his management team will give priority to establishing strategic plans for Royal Group and its business units. These plans and their successful implementation are essential to the achievement of appropriate returns. This strategic planning process is expected to span the later half of the year.

Looking Ahead

As I approach the end of my term as Interim President and CEO, I am reminded of one of my first statements to you. I noted that Royal had all the necessary ingredients to become an outperforming company again, with its broad product offering, leading technologies, extensive distribution and a dedicated work-force. With a strengthened board and new management, I am confident that these positive ingredients can be utilized to improve Royal’s performance.

V. James Sardo
Interim President and CEO
May 13, 2005

ROYAL GROUP TECHNOLOGIES LIMITED	2

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Mar.31/05	Dec.31/04	Mar.31/04
	(unaudited)	(audited)	(unaudited)
Assets
Current assets:
Cash (note 6)	$-	$112,088	$89,878
Accounts receivable	300,873	257,346	320,276
Inventories	506,818	456,339	445,577
Prepaid expenses	20,914	13,893	15,795
	828,605	839,666	871,526
Future income tax assets (note 5)	18,965	16,561	27,900
Property, plant and equipment	1,318,524	1,330,600	1,431,682
Goodwill	213,898	213,620	217,276
Other assets	44,148	44,525	47,033
	$2,424,140	$2,444,972	$2,595,417
Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 6)	$329,711	$-	$-
Accounts payable and accrued liabilities	254,277	268,348	249,954
Term bank loan (note 6)	-	324,836	-
Term debt due within one year	18,432	18,303	20,584
	602,420	611,487	270,538
Term debt	304,466	303,214	779,025
Future income tax liabilities (note 5)	144,905	149,049	149,580
Minority interest	15,367	15,761	14,891
Shareholders’ equity:
Capital stock (note 8)	634,866	633,754	633,609
Contributed surplus (note 8)	3,755	3,703	115
Retained earnings	867,384	878,779	855,071
Currency translation adjustment	(149,023)	(150,775)	(107,412)
	1,356,982	1,365,461	1,381,383
Investigations and agreement with controlling shareholder (note 2)
Contingencies (note 9)
Subsequent event (note 11)
	$2,424,140	$2,444,972	$2,595,417

See accompanying notes to consolidated financial statements.

On behalf of the Board:

V. James Sardo	Robert Lamoureux
Director, Interim President and	Lead Director and
Chief Executive Officer	Interim Chief Financial Officer

ROYAL GROUP TECHNOLOGIES LIMITED	3

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars, except per share amounts)

	3 months	3 months
	ended	ended
	Mar.31/05	Mar.31/04
	(unaudited)	(unaudited)
		(note 1)
Net sales	$387,695	$421,105
Cost of sales	297,008	308,814
Gross profit	90,687	112,291
Operating expenses	98,621	88,538
Earnings (loss) before the undernoted	(7,934)	23,753
Interest and financing charges	8,429	10,916
Earnings (loss) before income taxes and minority interest	(16,363)	12,837
Income taxes (recovery) (note 5)	(4,665)	3,329
Earnings (loss) before minority interest	(11,698)	9,508
Minority interest	303	(93)
Net earnings (loss)	$(11,395)	$9,415
Earnings (loss) per share (note 4):
Basic	$(0.12)	$0.10
Diluted	(0.12)	0.10

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of Canadian dollars)

	3 months	3 months
	ended	ended
	Mar.31/05	Mar.31/04
	(unaudited)	(unaudited)
Retained earnings, beginning of period	$878,779	$845,656
Net earnings (loss)	(11,395)	9,415
Retained earnings, end of period	$867,384	$855,071

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED	4

CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of Canadian dollars)

	3 months	3 months
	ended	ended
	Mar.31/05	Mar.31/04
	(unaudited)	(unaudited)
		(note 1)
Cash provided by (used in):
Operating activities:
Net earnings (loss)	$(11,395)	$9,415
Items not affecting cash (note 10)	33,564	31,001
Change in non-cash working capital (note 10)	(117,329)	(37,379)
	(95,160)	3,037
Financing activities:
Increase in bank indebtedness (note 6)	441,799	108,701
Decrease in term bank loan (note 6)	(324,836)	(70,000)
Repayment of term debt	(70)	(22,706)
	116,893	15,995
Investing activities:
Acquisition of property, plant and equipment	(21,364)	(21,913)
Change in investments	84	(3,514)
Change in minority interest	(404)	93
Proceeds from sale of non-strategic assets	161	6,291
Change in other assets	(161)	(69)
	(21,684)	(19,112)
Effect of foreign exchange rate changes on cash	(49)	80
Change in cash, being cash, end of period	$-	$-

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

1. Consolidated financial statements

Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain information and note disclosures included in the annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. These financial statements include the accounts of Royal Group Technologies Limited (“the Group”), its subsidiaries and its proportionate share of its joint ventures.

These financial statements should be read in conjunction with the Group’s audited financial statements as of and for the fifteen months ended December 31, 2004, as set out in the Group’s December 2004 Annual Report.

In the opinion of management, these financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2005 and the results of operations and cash flows for the three month period ended March 31, 2005.

The Group’s accounting principles remain unchanged from the most recent fiscal year ended December 31, 2004. For details, please refer to note 1 on page 29 of the Group’s 2004 Annual Report.

Change in year end

The Group changed its fiscal year end to December 31 from September 30, effective for fiscal 2004. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly these unaudited interim consolidated financial statements include results for the three months ended March 31, 2005 and not for the six months ended March 31, 2005.

Comparative figures

Certain comparative figures for the three months ended March 31, 2004 have been reclassified to conform with the financial statement presentation adopted in fiscal 2005.

2. Investigations and agreement with the controlling shareholder

The Group concluded its internal investigations in the current quarter, as described more fully in note 2(a) of the 2004 consolidated financial statements. It is important to note that the two internal investigations have resulted in no restatements of the financial statements. However, the Royal Canadian Mounted Police continues its previously announced investigation. The Ontario Securities Commission has also indicated that it is investigating the Group with respect to disclosure records, financial affairs and trading in the shares of the Group. In addition, the Special Committee of the board of directors has been communicating with the Securities and Exchange Commission (“SEC”) to keep the SEC advised of the progress of the Special Committee’s work. As part of these investigations, the Group received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Group and its previously reported financial statements.

As discussed in note 2(c) of the 2004 consolidated financial statements, at the conclusion of its investigations, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Group by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6,500 plus interest of $2,200) on the sale of the Vaughan West Lands to the Group. In lieu of a cash repayment, the Group has agreed to the conversion of the multiple voting shares in the Group owned, directly or indirectly, by the controlling shareholder on a one-for-one basis, which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Group or any of the shareholders), which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Group by the controlling shareholder of bonuses

ROYAL GROUP TECHNOLOGIES LIMITED	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

of $1,130, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Group and (v) the resignation of the controlling shareholder as a director of the Group (at the time of the shareholders’ approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Group agreed to release the controlling shareholder from all known claims that the Group may have against him. The conversion transaction as contemplated by the settlement agreement with the controlling shareholder is subject to shareholder approval at the upcoming Annual and Special General Meeting on May 25, 2005.

3.	Segmented information

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.

The Group’s significant operating segments are:

(a)	Products segment:

This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior claddings, home furnishings, outdoor products/Royal Building Systems and pipe/fittings/other construction.

(b)	Support segment:

This segment represents materials, machinery and tooling and services provided predominately to the Products Segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Machinery and tooling manufacturing, property management, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

Performance is evaluated based on pre-tax earnings before amortization and interest, and return on invested capital.

	Products		Support
For the 3 months ended March 31, 2005	Segment	Eliminations	Segment	Eliminations	Consolidated
Net sales	$390,711	$(12,141)	$145,596	$(136,471)	$387,695
Gross profit	66,466		24,221		90,687
Amortization charges	24,326		9,675		34,001
Acquisition of property, plant and equipment and goodwill	18,997		2,367		21,364
Property, plant and equipment	643,928		674,596		1,318,524
Goodwill	178,263		35,635		213,898
Total assets	1,556,231		867,909		2,424,140

ROYAL GROUP TECHNOLOGIES LIMITED	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

For the 3 months ended March 31, 2004
Net sales	$398,747	$(9,499)	$156,963	$(125,106)	$421,105
Gross profit	77,368		34,923		112,291
Amortization charges	23,280		9,168		32,448
Acquisition of property, plant and equipment and goodwill	18,045		3,868		21,913
Property, plant and equipment	707,871		723,811		1,431,682
Goodwill	181,641		35,635		217,276
Total assets	1,600,130		995,287		2,595,417

Net sales by geographic region for the 3 months ended March 31, 2005 were 63% (2004 -59%) to the US, 31% (2004 - 30%) to Canada and 6% (2004 - 11%) to other markets.

4. Earnings (loss) per share

Basic and diluted earnings (loss) per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,422,412 (2004 - 93,345,781) and 94,439,078 (2004 - 93,345,781) respectively. As at March 31, 2005, the Group had outstanding 15,935,444 multiple voting shares, 77,509,048 subordinate voting shares, and 3,115,453 options to acquire subordinate voting shares under the Group’s employee stock option plan. During the quarter, 50,000 stock options that were previously cancelled have been reinstated.

5. Income taxes

During the quarter, the Group recorded an income tax recovery on its pre-tax loss reported under GAAP. The effective tax rate for the quarter was 29% as compared to 26% in the previous quarter ended March 31, 2005. The increase in the income tax rate was due to a change in the mix of earnings and losses.

6. Bank indebtedness

The Group finalized a credit facility with three banks on March 24, 2005. It is a $340,000 revolving credit facility with a secured portion and a unsecured portion. The secured portion (which is $300,000 until September 1, 2005 and increases to $312,500 on September 1, 2005), bears interest at prime plus 1% reducing to 0.5% on the conversion of the multiple voting shares, or either LIBOR plus 2% or Bankers’ Acceptance rate plus 2%, both of which reduce to 1.5% on the conversion of the multiple voting shares. This portion of the new credit facility will be secured by substantially all of the Group’s assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada.

Until September 1, 2005, the additional $40,000 ($37,500 of which is unsecured) is priced at prime plus 2% reducing to 1.5% on the conversion of the multiple voting shares, or either LIBOR plus 3% or Bankers’ Acceptance rate plus 3%, both of which reduce to 2.5% on the conversion of the multiple voting shares. The unsecured portion expires on August 31, 2005.

On September 1, 2005, the credit facility reduces to $312,500 and the entire amount is secured. This credit facility matures on April 30, 2006.

On May 11, 2005, the Group signed a letter of intent for a separate unsecured facility of up to $40,000 at a higher interest rate than the bank facility. This facility, which expires May 1, 2006, and may be extended for one year, will provide added liquidity.

ROYAL GROUP TECHNOLOGIES LIMITED	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

7. Related party transactions

During the quarter, related party transactions with companies related to the controlling shareholder totaled $63. Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totaled $1,418. At March 31, 2005, there are accounts receivable from companies related to the controlling shareholder of $30 and an account receivable from the controlling shareholder of $1,130. At March 31, 2005, there are accounts receivable of $353 and accounts payable of $1,364 relating to other related parties.

These related party transactions were in the normal course of the Group’s business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

8. Stock-based compensation plans

During fiscal 2004, the Group established the Restricted Stock Unit Plan (“RSUP”) for the purpose of offering an exchange of options granted under the Group’s Long-Term Incentive Plan (formerly the Group’s 1994 Stock Option Plan). On July 2, 2004, restricted stock units (‘RSUs”) were granted to approximately 600 employees of the Group in exchange for 3,478,181 options granted under the Group’s Long-Term Incentive Plan. Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date. At the settlement date of December 31, 2004, 88,322 RSUs elected to settle in shares. The shares were issued subsequent to December 31, 2004. This resulted in an increase in capital stock and a reduction in contributed surplus during the three month period ended March 31, 2005 of $1,112. In addition, 219,310 RSUs elected settlement in cash based upon the closing price of the Group’s subordinate voting shares at December 31, 2004 of $12.59. The cash payment of $2,761 was made during the three month period ended March 31, 2005.

During fiscal 2004, the Group established the Senior Management Incentive Plan (“SMIP”) to provide for the issuance of a maximum of 1,400,000 RSUs. Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date provided that the vesting criteria are satisfied, including performance-based criteria established in respect of the participant’s grant of RSUs. It is the Group’s intention to settle in shares on the entitlement date. A total of 1,020,000 RSUs were outstanding at the end of fiscal 2004. 10,000 RSUs were cancelled during the three month period ended March 31, 2005. Based on the market price on the grant date of these RSUs, compensation expense of $1,164 was recorded during the three month period ended March 31, 2005, net of the cancelled RSUs. Based on RSUs outstanding at March 31, 2005, compensation expense of $3,636 is expected to be recorded in the remainder of fiscal 2005 and $4,848 in fiscal 2006. If and when it appears the performance metrics will not be met, the amount of any SMIP accrual will be reversed.

9. Contingencies

As noted in note 19 of the 2004 consolidated financial statements, the Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

As noted in note 19 of the 2004 consolidated financial statements, the Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action asserts U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys’ fees, and other relief. The Group is presently unable

ROYAL GROUP TECHNOLOGIES LIMITED	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars)

to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in this action.

The Group is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Group expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Group cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Group.

10. Supplementary cash flow information

	3 months ended	3 months ended
	Mar. 31/05	Mar. 31/04
a) Items not affecting cash
Amortization charges	34,001	32,448
Amortization of deferred financing costs	66	57
Future income taxes	(6,547)	524
Other	6,044	(2,028)
Cash provided	33,564	31,001
b) Changes in non-cash working capital
Accounts receivable	(43,531)	(40,630)
Inventories	(50,697)	(5,823)
Prepaid expenses	(7,035)	3,086
Accounts payable and accrued liabilities	(16,066)	5,988
Cash used	(117,329)	(37,379)

11. Subsequent event

On May 4, 2005 the Group divested of its shares in its wood blind business in Mexico. The Group maintains a financial and a purchase agreement relationship with the company in Mexico. The Group will record a loss of $1,800 on this transaction in the subsequent quarter.

ROYAL GROUP TECHNOLOGIES LIMITED	10

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

INTRODUCTION

This Management’s Discussion and Analysis (“discussion”) addresses the results of operations and financial position for the quarter ended March 31, 2005 compared to the quarter ended March 31, 2004. This discussion is dated May 13, 2005.

In December 2003, the Canadian securities regulators released National Instrument 51-102 (NI 51-102), “Continuous Disclosure Obligations”. This is the first quarter in which NI 51-102 is applicable to the Group’s financial reporting requirements. As such, new disclosures have been introduced in this discussion in compliance with NI 51-102.

This discussion should be read in conjunction with the Group’s discussion section in the 2004 Annual Report, which may be accessed at www.royalgrouptech.com, in the Investor Relations section. To request a printed copy of the 2004 Annual Report, you may also contact the Group’s transfer agent, Computershare Trust Company of Canada, at (800) 564-6253, or via e-mail at service@computershare.com or investorrelations@royalgrouptech.com. Additional information relating to the Group, including the Group’s Annual Information Form, can also be accessed from the Group’s web site or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the Group’s consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on historical experience and management’s best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are discussed in more detail in the Critical Accounting Policies section of this discussion.

OVERVIEW

The Group is a vertically integrated manufacturer of polymer-based home improvement, consumer and construction products. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace and sales are impacted by the amount of activity in these segments. During the three months ended March 31, 2005, renovation and remodeling activity increased by 5.2% in the United States (US). During the same time period, new housing starts in the US rose by 7.1%, with starts in Canada down by 2.8%.

The Group’s sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate. Certain information is provided for each of the eight most recently completed quarters to provide information to assess these variations between quarters.

CHANGE IN YEAR END

The Group changed its fiscal year end to December 31 from September 30, effective for fiscal 2004. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs.

Accordingly, this discussion covers the results for the three months ended March 31, 2005 as compared to the three months ended March 31, 2004, (which was the second quarter of fiscal 2004), and not for the six months ended March 31, 2005.

NEW ACCOUNTING STANDARDS

For fiscal 2004, the Group adopted the accounting standard of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3100, Asset Retirement Obligations. This standard addresses the recognition and measurement of legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and is amortized to earnings on the same basis as the associated asset. See Note 1(l) to the 2004 Consolidated Financial Statements for additional details of this new accounting guidance. There was no impact on the Group’s financial statements as a result of the adoption of this standard.

The Group adopted Accounting Guideline 14, Disclosure of Guarantees, issued by the CICA in February 2003 for fiscal 2004. This guideline expands on previously issued accounting guidance and requires additional disclosure by a guarantor in its financial statements. This guideline defines a guarantee to be a contract (including an indemnity) that contin-

ROYAL GROUP TECHNOLOGIES LIMITED	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

gently requires the Group to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counter party, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay indebtedness when due. See Note 1(m) to the 2004 Consolidated Financial Statements for additional details of this new accounting guidance. There was no impact on the Group’s financial statements as a result of the adoption of this standard.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group’s results of operations and financial position for the three months ended March 31, 2005 (“current quarter”) as compared to the three months ended March 31, 2004, (“comparative quarter in the prior year”) and is based upon Canadian GAAP. All dollar amounts are in Canadian dollars unless specified otherwise. This discussion of the Group’s operations has been derived from and should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the current quarter and the consolidated financial statements and accompanying notes in the Group’s 2004 Annual Report. The Group’s Statements of Earnings is presented below:

STATEMENTS OF EARNINGS

	3 months	3 months
	ended	ended
(in thousands of Canadian dollars, except per share amounts)	Mar. 31/05	Mar. 31/04
	(unaudited)	(unaudited)
Net sales	$387,695	$421,105
Cost of sales	297,008	308,814
Gross profit	90,687	112,291
Gross profit percentage	23.4%	26.7%
Operating expenses	98,621	88,538
Earnings (loss) before the undernoted	(7,934)	23,753
Interest and financing charges	8,429	10,916
Earnings (loss) before income taxes and minority interest	(16,363)	12,837
Income taxes (recovery)	(4,665)	3,329
Earnings (loss) before minority interest	(11,698)	9,508
Minority interest	303	(93)
Net earnings (loss)	$(11,395)	$9,415
Basic earnings (loss) per share	$(0.12)	$0.10
Diluted earnings (loss) per share	$(0.12)	$0.10
Weighted average number of shares (Basic)	93,422,412	93,345,781
Weighted average number of shares (Diluted)	94,439,078	93,345,781

The following chart shows the Group’s quarterly financial results over the last eight quarters. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace. As such, net sales are impacted by the amount of activity in these segments. The highest revenue generating quarters have traditionally been the 3 months ended June 30 and September 30. Profitability has been adversely affected by the Group’s recording of non-cash charges in certain quarters. The Group recorded non-cash charges of $42 million in the 3 months ended June 30, 2003, $116 million in the 3 months ended September 30, 2003 and $17.5 million in the 3 months ended December 31, 2004.

ROYAL GROUP TECHNOLOGIES LIMITED	12

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

CONSOLIDATED QUARTERLY RESULTS

(unaudited)	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
(in thousands of Canadian dollars,	ended	ended	ended	ended	ended	ended	ended	ended
except per share amounts)	Mar. 31/05	Dec. 31/04	Sep. 30/04	Jun. 30/04	Mar. 31/04	Dec. 31/03	Sep. 30/03	Jun. 30/03
Net sales	$387,695	$420,133	$524,838	$554,673	$421,105	$414,382	$526,778	$525,024
Net earnings (loss)	(11,395)	(36,190)	24,410	35,488	9,415	3,726	(78,024)	(1,645)
Basic earnings (loss) per share	(0.12)	(0.39)	0.26	0.38	0.10	0.04	(0.84)	(0.02)
Diluted earnings (loss) per share	(0.12)	(0.39)	0.26	0.38	0.10	0.04	(0.84)	(0.02)

The following chart shows selected annual information for the three most recently completed financial years. Profitability has been adversely affected by the Group’s recording of non-cash charges. The Group recorded non-cash charges of $17.5 million in the fifteen month period ended December 31, 2004, $158 million in the year ended September 30, 2003 and $23.5 million in the year ended September 30, 2002.

SELECTED ANNUAL INFORMATION

(audited)	Fifteen months	Year end	Year end
(in thousands of Canadian dollars,	ended	ended	ended
except per share amounts)	Dec. 31/04	Sep. 30/03	Sep. 30/02
Net sales	$2,335,131	$1,885,397	$1,915,230
Net earnings (loss)	36,849	(58,211)	131,016
Basic earnings (loss) per share	0.39	(0.62)	1.42
Diluted earnings (loss) per share	0.39	(0.62)	1.40
Total assets	2,444,972	2,530,454	2,833,967
Long-term debt	303,214	383,332	447,290

NET SALES

Net sales for the current quarter decreased $33 million or 8% to $388 million from $421 million in the comparative quarter of the prior year. Net sales for the current quarter were negatively impacted by the strengthening of the Canadian dollar vis-à-vis the US dollar. Approximately 63% of total net sales, which were denominated in US dollars, were recorded at a lower exchange rate this year versus the prior year. Using the same exchange rate as in the comparative quarter of the prior year, net sales would have been $406 million, representing a 4% decrease. In the comparative quarter of the prior year, the Group’s Italian manufacturing operations completed a significant third party project for approximately $20 million, which was not repeated in the current quarter. Adjusted net sales of $403 million are up marginally over $401 million in the comparative quarter of the prior year, excluding this non-repeat sale.

Products segment

Products segment sales for the current quarter decreased by 3% to $379 million from $389 million in the comparative quarter of the prior year. Custom Profiles sales declined 7% to $148 million from $160 million. After adjusting for the impact of foreign exchange, sales in this business unit declined 3%. The sectors in which Custom Profiles is predominately positioned were not growth sectors. Exterior Claddings sales declined 14% to $59 million from $69 million. After adjusting for the impact of foreign exchange, sales in this business unit declined 11%. The market for poly vinyl chloride (PVC) siding declined by 11% during the quarter due in part to the adverse weather conditions negatively impacting northern markets. Home Furnishings sales declined 7% to $53 million from $57 million. The decline in sales is due to increased competition in the market place and the negative impact of foreign exchange. Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, increased 15% to $60 million from $53 million. The increase is attributable to higher sales volumes with major US based retail customers. Pipe/Fittings/Other Construction increased 16% to $71 million from $61 million, reflecting progress in penetrating the electrical and specialty pipe and fitting market segments as well as a higher demand for pipe products.

ROYAL GROUP TECHNOLOGIES LIMITED	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

Support segment

Support segment sales for the current quarter, before eliminations, declined 7% to $146 million from $157 in the comparative quarter of the prior year. Sales of Materials grew 10% to $116 million from $105 million. The increase is due to higher market pricing of the various components of raw material inputs as well as increased sales volumes to affiliates and third party sales in comparison to the comparative quarter in the prior year. Sales in Machinery & Tooling declined 66% to $11 million from $32 million. In the comparative quarter of the prior year, the Group’s Italian manufacturing operations completed a significant third party project for approximately $20 million, which was not repeated in the current quarter. Sales in the Services category declined marginally to $19 million in the current quarter. The most significant component of this division’s sales relates to rental income in the real estate division. There were marginal increases in rent rates charged to the various companies within the Group as well as lower third party rental income due to the sale of certain redundant assets in fiscal 2004.

Geographic sales distribution

For the current quarter, foreign-based sales and exports from Canadian operations were $265 million or 69% of total sales as compared to $294 million or 70% in the comparative quarter of the prior year. The primary reason for the decline in the foreign-based sales and exports from Canadian operations in the current quarter is related to the decrease in sales in the Machinery and Tooling division.

COST OF SALES AND OPERATING EXPENSES

The Group’s overall cost of sales has increased to 76.6% of net sales in the current quarter from 73.3% in the comparative quarter of the prior year, reducing gross profit to 23.4% from 26.7%. The primary reason for the decline in gross profit is the escalating raw material costs. PVC resin prices increased approximately 35% over the comparative quarter in the prior year. The Group was able to recover some of the increase in raw material costs through selling price increases, although to a lesser extent. The inability to pass on raw material price increases is due to increased competition in certain markets and strengthening of the Canadian dollar, making it more competitive for imported product. Raw material costs are expected to remain a challenge for the Group for the remainder of 2005. PVC resin costs are expected to be approximately 25% higher on average in 2005 than was experienced in 2004. The strengthening of the Canadian dollar has negatively impacted sales to a greater extent than the favourable impact on our raw material component of cost of sales, thus reducing the overall gross margin. In addition, unfavourable product mix has contributed to the decline in gross margin. The Group continues to pursue opportunities to improve pricing, operating efficiencies and product mix.

Selling expenses increased to 15.9% of sales in the current quarter from 13.4% in the comparative quarter in the prior year due to higher freight costs, higher advertising costs related to new programs associated with our retail outdoor product program and higher rents, part of which is due to costs associated with the closure of redundant warehousing. General and administration expenses increased to 9.5% of sales in the current quarter from 7.6% in the comparative quarter in the prior year. In the current quarter, approximately $5 million in additional costs were incurred relating to higher professional fees associated with the ongoing issues the Group has been dealing with over the past year, fees associated with recruiting new officers and directors, an additional accrual for litigation and compensation expense related to the Senior Management Incentive Plan (“SMIP”). Included in the comparative quarter of the prior year was a gain on the repurchase of a portion of the Group’s medium term notes.

OPERATING MARGIN

The Group’s has traditionally evaluated its Segments based on EBITDA (earnings (loss) before interest, taxes, depreciation, amortization and minority interest). The overall EBITDA for the current quarter was $26 million as compared to $56 million in the comparative quarter of the prior year. As a percentage of sales, the EBITDA margin in the current quarter was 6.7% as compared to 13.3% in the comparative quarter in the prior year. The Products Segment generated EBITDA of $10 million in the current quarter as compared to $23 million in the comparative quarter. Products Segment EBITDA margin has declined from 6% in the comparative quarter of the prior year to 2% in the current year. The decline is due primarily to rising raw material costs and the additional accrual for litigation. The Support Segment generated EBITDA of $16 million in the current quarter as compared to $33 million in the comparative quarter of the prior year. Support Segment EBITDA margin has declined from 21% in the comparative quarter of the prior year to 11% in the current year. The decline is due primarily to rising raw material input costs as well as the additional costs incurred relating to higher professional fees, fees associated with recruiting new officers and directors and compensation expense related to the Senior Management Incentive Plan (“SMIP”), offset by a gain on the repurchase of a portion of the Group’s medium term notes in the comparative quarter of the prior year.

ROYAL GROUP TECHNOLOGIES LIMITED	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

AMORTIZATION EXPENSE

Amortization expense for current quarter was $34 million or 8.8% of sales as compared to $32 million or 7.7% of sales in the comparative quarter of the prior year. The increase is due to higher capital expenditures over the past year now being fully amortized as well as the commencement of amortization of costs associated with the implementation of a new computer software over the past several years. In the Products Segment, amortization as a percentage of sales was 6.2% in the current quarter as compared to 5.8% in the comparative quarter of the prior period. In the Support Segment, amortization as a percentage of sales was 6.6% for the current quarter as compared to 5.8% in the comparative quarter of the prior year, reflecting the commencement of amortization of costs associated with the implementation of a new computer software over the past several years.

INTEREST AND FINANCING CHARGES

Interest and financing charges for the current quarter was $8.4 million as compared to $10.9 million for comparative quarter in the prior year. Interest and financing charges as a percentage of sales was 2.2% as compared to 2.6% in the comparative quarter of the prior year. The decrease in interest and financing charges reflects the lower level of funded debt as well as the effect of the strengthening of the Canadian dollar on interest payments on US denominated debt. During the current quarter funded debt has increased $118.3 million. However, the Group paid down funded debt by $175.5 million during the period from March 31, 2004 to December 31, 2004.

INCOME TAXES

During the quarter, the Group recorded an income tax recovery on its pre-tax loss reported under GAAP. The effective tax rate for the quarter was 29% as compared to 26% in the previous quarter ended March 31, 2004. The increase in the income tax rate was due to a change in the mix of earnings and losses.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

Net loss for the current quarter was $11.4 million, a decrease of $20.8 million from the net income of $9.4 million in the comparative quarter in the prior year. Basic and diluted loss per share for the current quarter was $0.12 as compared to earnings per share of $0.10 in the comparative quarter in the prior year.

The average number of basic shares outstanding for the current quarter was 93.4 million, up slightly from 93.3 million in the comparative quarter of the prior year. The average number of shares for the current quarter on a diluted basis was approximately 94.4 million, 1.1 million higher than in the comparative quarter of the prior year. The increase is the result of the issuance of RSUs under the SMIP. During the current quarter, potential share equivalents were excluded from the loss per share calculation, as they were anti-dilutive.

OTHER MATTERS

Investigations

As discussed in Note 2 of the unaudited interim consolidated financial statements, the Group concluded its internal investigations in the current quarter. It is important to note that the two internal investigations have resulted in no restatements of the financial statements. However, the Royal Canadian Mounted Police continues its previously announced investigation. The Ontario Securities Commission has also indicated that it is investigating the Group with respect to disclosure records, financial affairs and trading in the shares of the Group. In addition, the Special Committee of the board of directors has been communicating with the Securities and Exchange Commission (“SEC”) to keep the SEC advised of the progress of the Special Committee’s work. As part of these investigations, the Group received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Group and its previously reported financial statements.

Agreement with the controlling shareholder

As discussed in Note 2 of the unaudited interim consolidated financial statements, at the conclusion of its investigations, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Group by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6.5 million plus interest of $2.2 million) on the sale of the Vaughan West Lands to the Group. In lieu of a cash repayment, the Group has agreed to the conversion of the multiple voting shares in the Group owned, directly or indirectly, by the controlling shareholder on a one-for-one basis, which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Group or any of the shareholders), which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Group by the controlling shareholder of bonuses of $1.1 million, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all

ROYAL GROUP TECHNOLOGIES LIMITED	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

known claims against the Group and (v) the resignation of the controlling shareholder as a director of the Group (at the time of the shareholders’ approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Group agreed to release the controlling shareholder from all known claims that the Group may have against him. The conversion transaction, as contemplated by the settlement agreement with the controlling shareholder, is subject to shareholder approval at the upcoming Annual and Special General Meeting on May 25, 2005.

Class action lawsuit

As noted in Note 9 of the unaudited interim consolidated financial statements, the Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action asserts U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys’ fees, and other relief. The Group is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in this action.

Criminal investigation by the Antitrust Division of the United States Department of Justice

As noted in Note 9 of the unaudited interim consolidated financial statements, the Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

In the current quarter, the Group’s cash flow from operating activities was a use of $95.2 million as compared to a source of $3.0 million in the comparative quarter of the prior year. Cash flow from operating activities during the current quarter were used primarily to fund the increase in inventory levels in anticipation of the busy season in the second and third quarters, as well as to fund capital expenditures of $21.4 million, primarily for tooling and equipment to be used in the Products Segment. As a result of the increase in current assets, the Group’s net bank indebtedness position has increased from $213 million at December 31, 2004 to $330 million at March 31, 2005. The Group finalized a new credit facility with three banks on March 24, 2005 for $340 million.

WORKING CAPITAL

Working capital was $226 million at March 31, 2005 as compared to $228 million at December 31, 2004 and $168 million at March 31, 2004. Days accounts receivable outstanding has increased to 65 days at March 31, 2005 from 52 days at December 31, 2004, yet are slightly lower than at March 31, 2004 when days were 69 days. The increase in days accounts receivable is attributable to the overall increase in the accounts receivable from December 31, 2004 in the current quarter, which is due in large part to a greater proportion of sales occurring in the later part of the current quarter. Days inventory on hand has increased to 135 days at March 31, 2005, up from 117 days at December 31, 2004 and 112 days at March 31, 2004. The increase in days inventory is due to higher inventory levels as the Group heads into its two busiest quarters. Part of the growth in inventory can also be attributable to the increase in raw material prices. In addition, in the prior year the Group’s resin facility was shut down for a period of time, resulting in a lower level of invetory. Management is beginning to focus on improving production and inventory management practices in an effort to lower the overall level of inventory on hand. The Group’s current ratio has remained constant at 1.38 at March 31, 2005 as compared to 1.37 at December 31, 2004, but has improved over March 31, 2004 at 1.24.

CAPITAL SPENDING

Capital expenditures for the current quarter were $21 million, of which $19 million was spent primarily for tooling and equipment to be used in the Products Segment. Capital spending is expected to be lower over the next several quarters, which will improve on the Group’s liquidity position. There was no sale of non-strategic assets during the current quarter. The Group expects to finalize the sale of one of its vacant buildings and receive proceeds in excess of $5 million subsequent to the quarter end.

ROYAL GROUP TECHNOLOGIES LIMITED	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

CONTRACTUAL OBLIGATIONS

New disclosure relating to contractual obligations is required for the first quarter of fiscal 2005 as a result of the release of NI 51-102. The Group has the following contractual obligations due by period:

			In years	In years
(in thousands of Canadian dollars)	Total	2005	2006-2007	2008-2009	After 2010
Long-term debt	322,931	18,464	187,935	-	116,532
Capital lease obligations	2,746	907	1,203	636	-
Operating leases	56,055	16,478	23,796	12,406	3,375
Purchase obligations	1,777,859	258,710	507,166	506,599	505,384
Other long term obligations	3,612	2,519	1,059	20	14
Total contractual obligations	2,163,203	297,078	721,159	519,661	625,305

Included in purchase oblications is the long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer (VCM).

LONG TERM DEBT AND FINANCIAL INSTRUMENTS

The Group finalized a credit facility with three banks on March 24, 2005. It is a $340 million revolving credit facility with a secured portion and an unsecured portion. The secured portion (which is $300 million until September 1, 2005 and increases to $312.5 million on September 1, 2005), bears interest at prime plus 1% reducing to 0.5% on the conversion of the multiple voting shares, or either LIBOR plus 2% or Bankers’ Acceptance rate plus 2%, both of which reduce to 1.5% on the conversion of the multiple voting shares. This portion of the new credit facility will be secured by substantially all of the Group’s assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada. Until September 1, 2005, the additional $40 million ($37.5 million of which is unsecured) is priced at prime plus 2% reducing to 1.5% on the conversion of the multiple voting shares, or either LIBOR plus 3% or Bankers’ Acceptance rate plus 3%, both of which reduce to 2.5% on the conversion of the multiple voting shares. The unsecured portion expires on August 31, 2005. On September 1, 2005, the credit facility reduces to $312.5 million and the entire amount is secured. This credit facility matures on April 30, 2006.

On May 11, 2005, the Group signed a letter of intent for a separate unsecured facility of up to $40 million at a higher interest rate than the bank facility. This facility, which expires May 1, 2006, and may be extended for one year, will provide added liquidity.

The net funded debt to total capitalization ratio at March 31, 2005 was 32.2% as compared to 27.9% at December 31, 2004 and 33.7% at March 31, 2004. Refer to the chart in Non-GAAP Financial Measures for the calculation of net funded debt to total capitalization. The Group had been on a trend of reducing its net funded debt over the past several quarters through the use of cash flow from operations and working capital reductions to repay its bank credit facility and long-term debt. The current quarter increase is attributable to the increase in the bank operating line to fund the inventory build up in anticipation of the upcoming busy season.

At December 31, 2004, the Group’s debt rating by Standard and Poors (S&P) was BBB- with a Negative Outlook and a Credit Watch with negative implications. At December 31, 2004 Dominion Bond Rating Services (DBRS) debt rating was BBB (low) with a stable trend. In March 2005, DBRS changed its’ rating to BBB (low) with a negative trend. On May 6, 2005, S&P lowered its’ rating to BB from BBB- and removed the rating from Credit Watch, but remains negative. The ratings agencies expressed concerns regarding the uncertainties surrounding the continuing investigations and the inadequacy of liquidity.

Management believes that the Group’s anticipated operating cash flow is sufficient to meet its working capital and capital expenditure requirements, including the seasonal nature thereof, for the foreseeable future. The Group’s other term debts have maturities well staged over longer periods of time.

The Group is developing a new strategic plan in 2005. This may involve added emphasis on certain businesses and reduced emphasis on others, including possible divestitures. In conjunction with the new strategic plan, the Group may pursue a new capital structure, which will provide substantial additional liquidity.

ROYAL GROUP TECHNOLOGIES LIMITED	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

RELATED PARTY TRANSACTIONS

In fiscal 2004, the Group instituted procedures for identifying and capturing related party transactions. These procedures are carried out on a quarterly basis and the appropriate disclosure is included in the Note 7 of the interim consolidated financial statements.

OUTSTANDING SHARE DATA

At March 31, 2005 there were 15,935,444 multiple voting shares and 77,509,048 subordinate voting shares outstanding. This compares to 15,935,444 multiple voting shares and 77,410,726 subordinate voting shares outstanding at March 31, 2004. The change in the number of subordinate voting shares outstanding reflects the issuance of shares under the Group’s stock option plan in fiscal 2004 and the issuance of shares for RSUs under the Group’s Restricted Stock Unit Plan that elected to settle in shares in the current quarter.

NON-GAAP FINANCIAL MEASURES

For the purposes of the following discussion the terms “EBITDA”and “operating margin” are used interchangeably. EBITDA is not a recognized measure under Canadian or US GAAP. Management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Group’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group’s method of calculating EBITDA may differ from other companies and, accordingly, the Group’s EBITDA may not be comparable to measures used by other companies.

“Free cash flow” (earnings (loss) before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under GAAP. It may not be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial performance of the Group because it shows how much cash is available to repay debt and to reinvest in the Group.

Net funded debt (bank indebtedness net of cash plus term bank loan and term debt) to total capitalization (aggregate of shareholders’ equity, minority interest and net funded debt) ratio is not a recognized measure under GAAP. The following charts provide calculations of EBITDA, free cash flow and net funded debt to total capitalization, which are not reported within the body of the unaudited interim financial statements:

	3 months	3 months
	ended	ended
(in thousands of Canadian dollars, except percentages)	Mar. 31/05	Mar. 31/04
Earnings (loss) before the undernoted	$(7,934)	$23,753
Amortization	34,001	32,448
EBITDA	$26,067	$56,201
EBITDA as a percentage of Net Sales	6.7%	13.3%

	3 months	3 months
	ended	ended
(in thousands of Canadian dollars)	Mar. 31/05	Mar. 31/04
Net earnings (loss)	$(11,395)	$9,415
Items not affecting cash	33,564	31,001
Change in non-cash working capital	(117,329)	(37,379)
Cash flow from operating activities	(95,160)	3,037
Acquisition of property, plant and equipment	(21,364)	(21,913)
Change in investments	84	(3,514)
Minority interest	(303)	93
Free cash flow	$(116,743)	$(22,297)

(in thousands of Canadian dollars, except percentages)	Mar. 31/05	Dec. 31/04	Mar. 31/04
Bank indebtedness	$329,711	$-	$-
Term bank loan	-	324,836	-
Term debt	322,898	321,517	799,609
Cash	-	(112,088)	(89,878)
Net funded debt	652,609	534,265	709,731
Minority interest	15,367	15,761	14,891
Shareholders' equity	1,356,982	1,365,461	1,381,383
Total capitalization	$2,024,958	$1,915,487	$2,106,005
Net funded debt to total capitalization	32.2%	27.9%	33.7%

ROYAL GROUP TECHNOLOGIES LIMITED	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group’s actual results and could cause the Group’s actual results for fiscal 2005 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include the outcome of the ongoing investigations by the RCMP and OSC; fluctuations in the level of renovation, remodel-ling and construction activity; changes in the Group’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group’s outstanding debt and current debt ratings; the ability to meet the financial covenants of the Group’s credit facilities; changes in the Group’s product mix; the growth rate of the markets in which the Group’s products are sold; market acceptance and demand for the Group’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; and changes in securities or environmental laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

• The Group’s business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general.

• The price and availability of raw materials, and in particular PVC resin and VCM, represents a substantial portion of the cost of manufacturing the Group’s products. Historically, there have been fluctuations in these raw materials’ prices and in some instances price movements have been volatile and affected by circumstances beyond the Group’s control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse circumstances if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Group.

• As discussed in Other Matters in this discussion and disclosed in Note 2 to the interim consolidated financial statements, the Group concluded its internal investigations in the current quarter. It is important to note that the two internal investigations have resulted in no restatements of the financial statements. However, the Royal Canadian Mounted Police continues its previously announced investigation. The Ontario Securities Commission has also indicated that it is investigating the Group with respect to disclosure records, financial affairs and trading in the shares of the Group. In addition, the Special Committee of the board of directors has been communicating with the Securities and Exchange Commission (“SEC”) to keep the SEC advised of the progress of the Special Committee’s work. As part of these investigations, the Group received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Group and its previously reported financial statements.

• As discussed in Other Matters in this discussion and disclosed in Note 9 to the interim consolidated financial statements, the Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action asserts U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys’ fees, and other relief. The Group is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in this action.

• As discussed in Other Matters in this discussion and disclosed in Note 9 to the interim consolidated financial statements, the Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

• As the Group carries out a significant portion of its activities in foreign markets (primarily the US), it is exposed to the risk

ROYAL GROUP TECHNOLOGIES LIMITED	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004

of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future.

• The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group’s cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Group’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management’s best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowance for doubtful accounts receivable, inventory obsolescence and income taxes.

Allowance for doubtful accounts

In order for management to establish the appropriate allowance for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

Inventory obsolescence

In order for management to establish the appropriate provision for inventory, certain judgements and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving inventory, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

Income taxes

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Because of the judgments involved, income tax assets and liabilities could be over or understated.

ROYAL GROUP TECHNOLOGIES LIMITED	20

CORPORATE INFORMATION

Corporate Office

Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

Transfer Agent and Registrar

Information regarding your shareholdings may be obtained by writing or calling the transfer agents:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7555
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: service@computershare.com

Co-Transfer Agent (USA.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700

Shareholder Inquiries

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations

Mark Badger, Vice President of Marketing and Corporate Communications
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail:
investorrelations@royalgrouptech.com
Web site: www.royalgrouptech.com

Stock Exchange Listings

Subordinate Voting Shares are listed on The Toronto Stock Exchange and the New York Stock Exchange.
Symbol: TSX: RYG.SV
NYSE: RYG

DEBT RATINGS

Rating Agency	Medium Term Notes
DBRS	BBB (low)
S&P	BBB-

TRADING DATA (STOCK SYMBOL: RYG.SV - TSX, RYG - NYSE)

	High	Low	Close	Volume
	(TSX)	(TSX)	(TSX)	(000’s)
				TSX+NYSE
Fiscal 2005
First Quarter	13.20	9.70	12.80	18,438
Fiscal 2004
Fifth Quarter	13.68	8.50	12.59	36,276
Fourth Quarter	12.55	10.25	11.10	15,506
Third Quarter	16.45	11.75	12.00	14,894
Second Quarter	17.40	11.99	14.38	25,895
First Quarter	12.70	8.60	12.30	26,710
Total				119,281

OUTSTANDING SHARE INFORMATION

as at March 31, 2005 and 2004	2005	2004
Multiple Voting Shares	15,935,444	15,935,444
Subordinate Voting Shares	77,509,048	77,410,726
Total shares outstanding	93,444,492	93,346,170

Total options outstanding as at March 31, 2005 are 3,115,453 (2004 - 7,902,414).

Dividend Policy: Royal’s policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal’s earnings, financial position and other relevant factors.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, compet -itive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 13, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

ROYAL GROUP TECHNOLOGIES LIMITED	21